

April 14, 2015

Jeffrey H. Vanneste
Chief Financial Officer
Lear Corporation
21557 Telegraph Road
Southfield, Michigan 48033

      Re: Lear Corporation
               Form 10-K for the Year Ended December 31, 2014
               Filed February 10, 2015
               File No. 001-11311

Dear Mr. Vanneste:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2014, Compared With Year Ended December 31, 2013, page 34

1. We note from your discussion in the Result of Operations section that net sales increased by 9% in 2014 due to new business and improved production volumes on key Lear platforms which positively impacted net sales by $990 million and $747 million, respectively. We also note that these increases were partially offset by net foreign exchange rate fluctuations of $158 million. Please revise the consolidated results discussion or the segment discussions to provide more details for each significant component that resulted in a change in revenue from year to year. For example, we note that revenues increased due to "new business" and "improved production volumes."

Your disclosure should provide more detail to explain the nature of the new business, significant new contracts awarded, and the reason(s) for improved production volumes.

2. We note that your discussion of cost of sales in MD&A is particularly brief. Given the significance of such costs to your results of operations for each period presented, please revise and expand your MD&A in future filings to separately discuss factors responsible for changes in the levels of your cost of sales during all periods presented in your financial statements as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to), such as assembly, components, labor, etc. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each component to the total change in cost of sales. Please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (not netted). Please provide us with an example of your proposed disclosure.

Financial Statements

Notes to Consolidated Financial Statements

(7) Income Taxes, page 75

3. We note from your reconciliation on page 76 that valuation allowance adjustments decreased the provision for income taxes by approximately 27% in fiscal 2014. We also note from your disclosure on page 35 in MD&A that this reduction in the valuation allowance relates to deferred tax assets of certain foreign subsidiaries. In light of the significance of this amount in 2014, please explain to us, and revise your discussion in MD&A to explain why you believe it was appropriate to reduce the valuation allowance by this amount in 2014.

(10) Stock-Based Compensation, page 86

4. Please revise to include the weighted average grant date fair value of equity instruments issued as compensation for those that were nonvested at the beginning and end of the year. Refer to ASC 718-10-50-2.c.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief